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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            DIGITAL LINK CORPORATION

                              (Name of the Issuer)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION
                    (Name of the Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  253856 10 8

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

      CHRISTOPHER KAUFMAN, ESQ.                     DAVID HEALY, ESQ.
           Latham & Watkins                         Fenwick & West LLP
        135 Commonwealth Drive                     Two Palo Alto Square
     Menlo Park, California 94025              Palo Alto, California 94306
            (650) 328-4600                            (650) 494-0600

    This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  / / The filing of a registration statement under the Securities Act of 1933.

c.  /X/ A tender offer.

d.  / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $32,702,067.40                                                   $6,541

* For purposes of calculating the fee only. The amount assumes the purchase of 3,174,958 shares of common stock, no par value per share, of Digital Link Corporation at $10.30 net in cash per share, which represents 90% of all outstanding shares at September 9, 1999 not owned by the persons filing this statement (other than The Naren and Vinita Gupta Foundation).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                     Filing Party:
Form or Registration No.:                   Date Filed:

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
                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement (the "Schedule 13E-3") relates to a tender offer by DLZ Corp. ("Purchaser") to purchase all of the outstanding shares of Common Stock, no par value per share (the "Shares"), of Digital Link Corporation, a California corporation (the "Company"), not currently owned by Purchaser, for a purchase price of $10.30 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), copies of which are filed as exhibits
(a)(1) and (a)(2) respectively to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser with the Securities and Exchange Commission on the date hereof. This Schedule 13E-3 is being filed by Purchaser.

    The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto. All cross references to the Schedule 14D-1 are to the Offer to Purchase.

    The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the Company's capital structure and historical statements, directors and executive officers, was obtained from the Company's publicly available filings with the Securities and Exchange Commission. None of the persons filing this statement takes responsibility for the accuracy of such information.

                            CROSS REFERENCE SHEET TO
                                 SCHEDULE 14D-1

                                                                                                         LOCATION IN
ITEM AND CAPTION OF SCHEDULE 13E-3                                                                     SCHEDULE 14D-1
-----------------------------------------------------------------------------------------------------  ---------------
1.         ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
           (a) - (c).................................................................................  1 (a) - (c)
           (d) - (f).................................................................................  *
2.         IDENTITY AND BACKGROUND.
           (a) - (g).................................................................................  2
3.         PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
           (a) - (b).................................................................................  3
4.         TERMS OF THE TRANSACTION.
           (a) - (b).................................................................................  *
5.         PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
           (a) - (g).................................................................................  5 (a) - (g)
6.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           (a).......................................................................................  4 (a)
           (b).......................................................................................  *
           (c).......................................................................................  4 (b)
           (d).......................................................................................  4 (c)
7.         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
           (a).......................................................................................  5
           (b) - (d).................................................................................  *
8.         FAIRNESS OF THE TRANSACTION.
           (a) - (f).................................................................................  *
9.         REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
           (a) - (c).................................................................................  *
10.        INTEREST IN SECURITIES OF THE ISSUER.
           (a) - (b).................................................................................  6
11.        CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.........  7
12.        PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.
           (a) - (c).................................................................................  *
13.        OTHER PROVISIONS OF THE TRANSACTION.
           (a) - (c).................................................................................  *
14.        FINANCIAL INFORMATION.
           (a).......................................................................................  9
           (b).......................................................................................  *
15.        PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
           (a).......................................................................................  *
           (b).......................................................................................  8
16.        ADDITIONAL INFORMATION....................................................................  10 (f)
17.        MATERIAL TO BE FILED AS EXHIBITS..........................................................  Separately
                                                                                                       filed with this
                                                                                                       Schedule 13E-3.

------------------------

* The Item is not required by Schedule 14D-1 of the Securities and Exchange Act, of 1934, as amended, is inapplicable or the answer thereto is in the negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a)-(c) The answers to Items 1 (a) - (c) of the Schedule 14D-1 are incorporated herein by reference. Information concerning the approximate number of holders of record of the Shares is set forth under the heading "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (d) The information set forth under the heading "The Tender Offer--Section 5. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (e)     Not applicable.

    (f) The information set forth under the headings "Special Factors--Section 1. Background of the Offer," "Special Factors--Section 3. Interests of Certain Persons in the Offer and the Merger," "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family" of the Offer to Purchase and in Schedule III, Interests of the Gupta Family in the Company, to the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(g) This Schedule 13E-3 is being filed by Purchaser, Vinita Gupta, Narendra Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust and The Naren and Vinita Gupta Foundation. The answers to
Item 2 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)-(b) The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section
3. Interests of Certain Persons in the Offer and the Merger," "Special Factors--Section 5. The Merger Agreement" and "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family" of the Offer to Purchase and in Schedule III, Interests of the Gupta Family in the Company, to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a)-(b) The information set forth under the headings "Introduction," "Special Factors--Section 2. Purposes and Structure of the Offer and the Merger; Plans for the Company," "Special Factors-- Section 3. Interests of Certain Persons in the Offer and the Merger," "Special Factors--Section 5. The Merger Agreement," "The Tender Offer--Section 1. Terms of the Offer," "The Tender Offer-- Section 8. Source and Amount of Funds," "The Tender Offer--Section 11. Certain Conditions of the Offer," and "The Tender Offer--Section 12. Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(g) The information set forth under the headings "Introduction," "Special Factors--Section 2. Purposes and Structure of the Offer and the Merger; Plans for the Company," "Special Factors-- Section 5. The Merger Agreement" and "The Tender Offer--Section 10. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth under the heading "The Tender Offer--Section
8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under the heading "The Tender Offer--Section
13. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth under the heading "The Tender Offer--Section
8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The information set forth under the headings "Introduction," "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Plans for the Company" and "The Tender Offer-- Section 10. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

    (b)-(d) The information set forth under the headings "Special Factors--Section 2. Purposes and Structure of the Offer and the Merger; Plans for the Company," "Special Factors--Section 4 Fairness of the Offer and Merger," "Special Factors--Section 5. The Merger Agreement," "Special Factors-- Section
6. Certain United States Federal Income Tax Consequences," and "The Tender Offer-- Section 10. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

    (a)-(b) The information set forth under the headings "Introduction" and "Special Factors-- Section 4. Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

    (c)-(e) The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section
2. Purposes and Structure of the Offer and Merger and the Merger; Plans for the Company," "Special Factors--Section 4. Fairness of the Offer," "Special Factors--Section 5. The Merger Agreement," and "Tender Offer--Section 1. Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

    (f)     Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth under the headings "Introduction" and "Special Factors-- Section 4. Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section
3. Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family" of the Offer to Purchase and in Schedule III, Interests of the Gupta Family in the Company to the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section 3. Interests of Certain Persons in the Offer and the Merger," "Special Factors--Section 5. The Merger Agreement" and "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family" of the Offer to Purchase and in Schedule III, Interests of the Gupta Family in the Company, to the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) The information set forth under the heading "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section 3. Interests of Certain Persons in the Offer and the Merger," "Special Factors--Section 4. Fairness of the Offer," and "Special Factors--Section 5. The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in the sections entitled "Special Factors--Section 7. Dissenters' Rights" and "The Tender Offer--Section 12. Certain Regulatory and Legal Matters" of the Offer to Purchase and in Schedule IV, Chapter 13 of the California General Corporation Law, to the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

    (a) The audited financial statements of the Company set forth on pages 26 through 47 in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 are incorporated herein by reference. The unaudited financial statements of the Company set forth in the Company's Quarterly Reports on Form 10Q for the quarterly periods ended March 31, 1999 and June 30, 1999, respectively, are incorporated herein by reference. The information set forth in the section entitled "The Tender Offer--Section 6. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the section entitled "The Tender Offer--Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

ITEM 16.  ADDITIONAL INFORMATION.

    The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp. (filed as exhibit (b)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (a)(2) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp. (filed as exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (b)(1) Fairness Opinion of Sutter Securities Incorporated, dated as of September 3, 1999 (attached as Schedule I to the Offer to Purchase and incorporated herein by reference).

    (b)(2) Fairness Opinion of Dain Rauscher Wessels, dated as of September 3, 1999.

    (c)(1) Agreement and Plan of Merger dated as of September 3, 1999, between DLZ Corp. and Digital Link Corporation (filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (c)(2) Form of Subscription Agreement to be entered into by DLZ Corp. and certain members of the Gupta Family (filed as exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (c)(3) Depositary Agreement dated September 9, 1999, between Harris Trust Company of New York and DLZ Corp. (filed as exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(1) Offer to Purchase (filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(2) Letter of Transmittal (filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(3)  Notice of Guaranteed Delivery (filed as exhibit (a)(3) to the
Schedule 14D-1 and incorporated herein by reference).

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(7) Text of Press Release issued jointly by Purchaser and by the Company, dated September 3, 1999 (filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(8)  Summary Advertisement, dated September 10, 1999 (filed as exhibit
(a)(8) to the Schedule 14D-1 and incorporated herein by reference).

    (e)(1) Appraisal Rights of Dissenting Stockholders Under Chapter 13 of the California General Corporation Law (attached as Schedule IV to the Offer to Purchase and incorporated herein by reference).

    (f)    Not applicable.

    (g)(1) Complaint in EDWARD ABOFF, ET AL. V. RICHARD C. ALBERDING, ET. AL., Case No. CV784389, filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(1) to the Schedule 14D-1 and incorporated herein by reference).

    (g)(2) Complaint in WILLIAM LEVY, ET. AL. V. DIGITAL LINK CORPORATION, ET. AL., Case No. CV784407, filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference).

    (g)(3) Complaint in ANDREW CURTIS WRIGHT, ET. AL. V. DIGITAL LINK CORPORATION, ET. AL., Case No. CV784405, filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1999                     DLZ CORP.

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                                             President and Chief Executive
                                              Title:         Officer

                                              GUPTA CHILDREN'S TRUST AGREEMENT

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:          Narendra K. Gupta
                                              Title:         Trustee

                                              NARENDRA AND VINITA GUPTA LIVING TRUST

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:          Narendra K. Gupta
                                              Title:         Trustee

                                              THE NAREN AND VINITA GUPTA FOUNDATION

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA GUPTA
                                                         --------------------------------------
                                              Name:          Narendra Gupta
                                              Title:         Trustee

                                              /s/ VINITA GUPTA
                                              ---------------------------------------------
                                              Vinita Gupta

                                              /s/ NARENDRA K. GUPTA
                                              ---------------------------------------------
                                              Narendra K. Gupta

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp. (filed as exhibit (b)(1) to the Schedule 14D-1 and incorporated herein by reference).
(a)(2)     Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp. (filed as exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference).
(b)(1)     Fairness Opinion of Sutter Securities Incorporated, dated as of September 3, 1999 (attached as Schedule
           I to the Offer to Purchase and incorporated herein by reference).
(b)(2)     Fairness Opinion of Dain Rauscher Wessels, dated as of September 3, 1999.
(c)(1)     Agreement and Plan of Merger dated as of September 3, 1999, between DLZ Corp. and Digital Link
           Corporation (filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).
(c)(2)     Form of Subscription Agreement to be entered into by DLZ Corp. and certain members of the Gupta Family
           (filed as exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference).
(c)(3)     Depositary Agreement dated September 9, 1999, between Harris Trust Company of New York and DLZ Corp.
           (filed as exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).
(d)(1)     Offer to Purchase (filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).
(d)(2)     Letter of Transmittal (filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).
(d)(3)     Notice of Guaranteed Delivery (filed as exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).
(d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as exhibit
           (a)(4) to the Schedule 14D-1 and incorporated herein by reference).
(d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           (filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).
(d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as exhibit
           (a)(6) to the Schedule 14D-1 and incorporated herein by reference).
(d)(7)     Text of Press Release issued jointly by Purchaser and by the Company, dated September 3, 1999 (filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).
(d)(8)     Summary Advertisement, dated September 10, 1999 (filed as exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).
(e)(1)     Appraisal Rights of Dissenting Stockholders Under Chapter 13 of the California General Corporation Law
           (attached as Schedule IV to the Offer to Purchase and incorporated herein by reference).
(f)        Not applicable
(g)(1)     Complaint in EDWARD ABOFF, ET AL. V. RICHARD C. ALBERDING, ET. AL., Case No. CV784389, filed with the
           Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(1) to the
           Schedule 14D-1 and incorporated herein by reference).
(g)(2)     Complaint in WILLIAM LEVY, ET. AL. V. DIGITAL LINK CORPORATION, ET. AL., Case No. CV784407, filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit (g)(2) to the Schedule 14D-1 and incorporated herein by reference).
(g)(3)     Complaint in ANDREW CURTIS WRIGHT, ET. AL. V. DIGITAL LINK CORPORATION, ET. AL., Case No. CV784405,
           filed with the Superior Court of the State of California for the County of Santa Clara (filed as exhibit
           (g)(3) to the Schedule 14D-1 and incorporated herein by reference).